INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933                           Facsimile: (678) 840-2126

May 30, 2013

Mary Cole

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 1

Filed April 23, 2013

File No. 333-176182

Dear Ms. Cole and Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to provide its responses to your comments to the above-referenced reports discussed in our telephone conversations on May 9 and 13, 2013. Simultaneous with the submission of this letter, the Company is filing Post-Effective Amendment No. 2 to its Form N-2 that includes financial statements for the Company for the three months ended March 31, 2013, and addresses the items raised in our conversation as follows.

General

1.	Please confirm that the Company has not sold any shares in its continuous offering since April 30, 2013, and will not sell any shares until its post-effective amendment is declared effective.

The Company confirms that it has not sold any shares in its continuous offering since April 30, 2013, and will not sell any shares until the post-effective amendment to its registration statement is declared effective.

Cover Page

2.	In footnote 3, the estimate of expenses if the maximum number of shares is sold should be changed to $11,418,750.

The amount was a typo, and has been changed in footnote 3 and where it appears elsewhere in the document.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

Expense Reimbursement Agreement

3.	The Expense Reimbursement Agreement section needs to be reworded to clarify the time period during which the Manager will reimburse the Company for operating and offering expenses and whether the expenses reimbursed by the Manager are subject to recoupment at a later date.

The expense reimbursement agreement has been amended to provide that it will terminate on the earlier to occur of the start of the quarter in which the Company reaches $75 million in net assets or August 3, 2014, and to clarify that amounts reimbursed by the Manager are not subject to recoupment by the Manager at a later date. The amended expense reimbursement agreement was filed with a Form 8-K on May 9, 2013. The description of this agreement in this section has been revised to reflect these amendments. In addition, the descriptions of the agreement in later portions of the Form N-2 have also been reworded in the same fashion.

Character of Distributions

4.	Please update the table of distributions declared and paid to reflect the extent to which the distribution was from investment income or was a return of capital. Also, please supplementally confirm that the Company has a policy for notifying shareholders about the amount of distributions that constitute return of capital as opposed to investment income for tax purposes.

The table of distributions declared and paid by the Company (which appears twice in the prospectus) has been modified to disclose in footnotes the extent to which the distributions were from investment income or were a return of capital.

We believe that the prospectus already makes appropriate disclosure about this issue. Among the disclosures are:

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution ( i.e. , paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

. . .

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

Fees and Expenses Table

5.	The line item for offering expenses should reflect the high end of the range of estimated offering expenses, which is 5.0%, instead of the Company’s estimate of offering expenses, which is 1.5%.

The maximum amount of offering expenses that are reimbursable to the Manager is 1.5%, not 5%, pursuant to an amended investment advisory agreement (see Exhibit (g) to Form N-2 filed February 15, 2012). In addition, footnote 3 has been rewritten to better disclose the extent to which offering expenses are borne by the Manager or the Company, the anticipated impact of the expense reimbursement agreement on offering expenses over the next 12 months, and the fact that amounts reimbursed are not subject to recoupment by the Manager at a later date. I note that per my discussion with Ms. Stout, the table reflects that 1.5% of gross offering proceeds will be paid as offering expenses, even though the Company projects that all such amounts will be reimbursed by the Manager over the next 12 months under the expense reimbursement agreement, and footnote 3 provides disclosure of that fact.

6.	Please review whether it is reasonable to estimate “none” for incentive fees payable under the investment advisory agreement.

The table has been revised to reflect an estimate for incentive fees over the next 12 months of $219,000, based on the incentive fees accrued in the first quarter, the estimated growth in the Company’s assets and the current average yield of the Company’s assets. Based on the Company’s estimate of average net assets, that results in incentive fees of 0.5% of average net assets.

7.	In order to clarify the financial impact of the expense reimbursement agreement, please add a footnote stating the impact of the expense reimbursement agreement on the expenses that are borne by shareholders.

In accordance with the instructions to Item 2 to Form N-2, the Fees and Expenses table estimates that shareholders will not bear any Other Expenses over the next 12 months after giving effect to the expense reimbursement agreement. Footnote 8 explains the basis for estimating that shareholders will not bear any Other Expenses over that period, and also discloses the estimated amount of Other Expenses over that period and the impact to shareholders if the expense reimbursement agreement did not exist. Footnote 9 discloses the amount of offering expenses and Other Expenses that were reimbursed by the Manager in fiscal 2012 and the first quarter of 2013.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

8.	Please confirm that the Company will file a prospectus supplement updating the Fees and Expenses table in the event the Company’s estimate of the amount it intends to raise over the next 12 month appears to be materially different than the amount assumed for purposes of this table.

The Company confirms that it will file a prospectus supplement updating the fees and expenses table if its projection of the growth in net assets appears materially high or low as the year progresses.

9.	Under Footnote 3, the date of November 9, 2014 should be changed to August 3, 2014.

As requested, the date has been corrected.

10.	Under Footnote 7, if the Company plans to incur leverage within the next 12 months, this language will need to be revised.

The Company does not have any plans to incur leverage at any time in the next 12 months, and therefore we believe no change is necessary to this language.

Fees and Expenses Example

11.	The table displaying the projected dollar amount of total cumulative expenses that would be incurred over various periods of time should assume a capital gain incentive fee and such fee should be discussed in the text accompanying the table.

The Company has reviewed its calculations and does not believe that it is appropriate to change the projections to include any incentive fee on investment income or capital gains. The Company notes that it is required to assume a rate of return of only 5% per annum for purposes of this table, and that its incentive fee on investment income is not payable unless the Company generates a return of greater than 8% per annum. In addition, most of the investments which it purchases are acquired at or near par value, such that the potential for material capital gains is not material, and that estimating any capital gains at this point would be sheer speculation. The Company has, however, modified the note below the example to explain that no incentive fees on investment income or capital gains have been included in the example.

Compensation of the Dealer Manager and the Investment Advisor

12.	Please review your estimate of $950,000 of other operating expenses.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

The Company has reviewed its operations, and has revised its estimate of other operating expenses to be $550,000, which was obtained by annualizing the other operating expenses that it incurred in the first quarter of 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

13.	Please review your disclosure and treatment of offering costs, and whether they should be deducted from capital and amortized over 12 months.

As discussed in our call, the Company capitalized all offering costs incurred prior to the date it commenced operations on July 10, 2012, and is amortizing the capitalized offering costs over 12 months from that date. After July 10, 2012, the Company is expensing all offering costs as they are incurred. The Company believes that this treatment of offering costs is permissible, and accordingly has not changed its presentation on its statement of operations. However, the discussions of offering costs in the management’s discussion section and in the notes to the financial statements have been rewritten to better disclose its policy.

14.	Under Related Party Transactions, clarify the impact of the expense reimbursement agreement and explain the extent to which the Manager will be entitled to recoup operating and offering costs that it reimburses under the agreement.

The Related Party Transactions subsection in the Management’s Discussion section has been substantially rewritten to better disclose the terms of the expense reimbursement agreement, the impact on the Company and the fact that amounts reimbursed are not subject to recoupment.

Investment Advisory Agreement

15.	The last sentence of the paragraph immediately preceding Example 1 needs to be completed.

The sentence has been completed.

Report of Independent Registered Public Accounting Firm

16.	Please confirm that the auditor’s consent was signed.

The Company confirms that the auditor consent was in fact signed, and that the absence of a conformed signature was due to an error reviewing the edgarized filing.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

Financial Statements

17.	Money market holdings should be included in the line item “investments” and not in “cash and cash equivalents.” Money market holdings should be shown in the Schedule of Investments.

As requested, the Company’s money market investments have been included in the Schedule of Investments, and in any supporting tables, schedules or charts in the prospectus or the notes to the financial statements that depict the Company’s investments. However, the Company has not aggregated money market investments with other investments on its balance sheet, and instead has renamed the line item formerly called “cash and cash equivalents” to be “Investments, money market at fair value.” Supplementally, all cash deposited by the Company is automatically swept into a money market fund at the end of each day, which is why the Company does not show any cash on its balance sheet.

18.	The line item “offering costs and amortization of deferred offering costs” should not include the offering costs because all offering costs should be capitalized.

As discussed in our call, the Company capitalized all offering costs incurred prior to the date it commenced operations on July 10, 2012, and is amortizing the capitalized offering costs over 12 months from that date. After July 10, 2012, the Company is expensing all offering costs as they are incurred. The Company believes that this treatment of offering costs is permissible, and accordingly has not changed its presentation on its statement of operations. However, the discussions of offering costs in the management’s discussion section and in the notes to the financial have been rewritten to better disclose its policy.

19.	Supplementally, disclose why the expense reimbursement for 2012 exceeds total expenses incurred for 2012, and whether the accounting for the expense reimbursement is correct.

The expense reimbursement for 2012 expenses exceeds total expenses incurred in 2012 because the expense reimbursement agreement provides for the reimbursement of expenses from inception in August 2011, and therefore resulted in the reimbursement of expenses incurred in the prior period. The Company believes that its treatment of expense reimbursements is proper. The expense reimbursement agreement was not signed until November 2012, and thus the Company believes it would be improper to restate its 2011 financial statements to reflect an expense reimbursement in that year based upon an agreement that did not exist until 10 months after the conclusion of the period. The Company also notes that the excess reimbursement is not material to its financial statements for 2012.

20.	Please show realized gains and losses on a separate line from unrealized gains and losses, instead of combining them on the same line.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

As requested, realized gains and losses are shown on a separate line from unrealized gains and losses on the statement of operations, and any other tables or schedules where such items appear.

21.	In Note 2, Significant Accounting Policies - Offering Costs, please clarify the extent to which offering expenses reimbursed by the paid by the Manager are not subject to recoupment.

As requested, the note has been revised to disclose that offering costs reimbursed under the expense reimbursement agreement are not subject to recoupment at a later date.

22.	In Note 4, Related Party Transactions, please clarify whether the Manager is entitled to recoup any expenses that it reimburses under the expense reimbursement agreement.

As requested, the note has been substantially rewritten, and as rewritten discloses that expenses reimbursed under the expense reimbursement agreement are not subject to recoupment at a later date.

23.	In Note 8, Financial Highlights, the line item “ratio of operating expenses to average net assets” should include incentive fees and the line item “ratio of incentive fees to average net assets” should be deleted.

As requested, the “ratio of incentive fees to average net assets” has been deleted. For purposes of the “ratio of operating expenses to average net assets”, operating expenses includes all operating expenses included in the statement of operations, which includes incentive fees. Since the “ratio of incentive fees to average net assets” has been deleted, we do not believe that any change is necessary to the footnotes to clarify that operating expenses includes incentive fees. In accordance with Instruction 16 to Item 4 - Financial Highlights of Form N-2, and Rule 6-07(g) of Regulation S-X, we have modified the footnotes to show the ratio of net investment income and operating expenses to average net assets without giving effect to the expense reimbursement agreement.

Please feel free to contact me in the event you have any further questions regarding the filing.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

Very truly yours, INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC /s/ Robert J. Mottern Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Mary Cole and Sheila Stout

May 30, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated May 30, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc. /s/ Gurpreet S. Chandhoke Gurpreet S. Chandhoke, Chief Executive Officer